Exhibit 12.3
TEXAS-NEW MEXICO POWER COMPANY
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Nine Months Ended	Year Ended December 31,
	September 30, 2015	2014	2013	2012	2011		2010
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$19,345	$24,941	$24,481	$26,233	$27,914		$28,632
Amortization of debt premium, discount and expenses	814	1,195	1,159	1,493	1,679		2,683
Estimated interest factor of lease rental charges	920	1,311	1,241	956	1,202		1,246

Total Fixed Charges	$21,079	$27,447	$26,881	$28,682	$30,795		$32,561

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$52,448	$60,330	$46,711	$42,099	$36,138		$26,026
Fixed charges as above	21,079	27,447	26,881	28,682	30,795		32,561
Interest capitalized	(497)	(609)	(361)	(706)	(593)		(158)

Earnings Available for Fixed Charges	$73,030	$87,168	$73,231	$70,075	$66,340		$58,429

Ratio of Earnings to Fixed Charges	3.46	3.18	2.72	2.44	2.15	[1]	1.79

[1] Earnings from continuing operations before income taxes for the year ended December 31, 2011 includes a pre-tax loss of $3.9 million due to the write-off of regulatory disallowances. If that loss were excluded, the Ratio of Earnings to Fixed Charges would have been 2.28.